Exhibit 12.1

BNSF RAILWAY COMPANY and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Nine Months Ended September 30,
	2016	2015
Earnings:
Income before income taxes	$4,945	$5,860
Add:
Interest and other fixed charges, excluding capitalized interest	39	23
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	143	149
Distributed income of investees accounted for under the equity method	4	5
Amortization of capitalized interest	3	3
Less:
Equity in earnings of investments accounted for under the equity method	10	12
Total earnings available for fixed charges	$5,124	$6,028
Fixed charges:
Interest and fixed charges	$59	$51
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	143	149
Total fixed charges	$202	$200
Ratio of earnings to fixed charges	25.37x	30.14x

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